Mail Stop 4561

February 5, 2009

VIA USMAIL and FAX (806) 358 - 1430

Mr. Robert E. Fowler
Executive Vice President and Chief Financial Officer
Church Loans & Investments Trust
5305 W. Interstate 40
Amarillo, Texas 79106-4759

      Re: Church Loans & Investments Trust
             Form 10-K for the year ended 3/31/2008
             Filed on 6/27/2008
             File No. 000-08117

Dear Mr. Robert E. Fowler:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2008

Forward-Looking Statements Disclosure, page 1

1.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please advise why you believe you are eligible to take advantage of this safe harbor. Your stock price in fiscal 2008 indicates that you are an issuer of penny stock. Refer to Section 21E(b)(1)(C) of the Exchange Act.

Item 1: Business, page 1

2.   Please provide a more detailed description of your loan portfolio. Tell us the geographic distribution of the loans in your portfolio. In addition, provide us with the following information as of your most recent fiscal year end:

        ▪   Total principal amount outstanding;

        ▪   Range of maturity dates;

        ▪   Range of interest rates or the average interest rate; and

        ▪   The collateral appraised value.

        Provide this information for all loans and separately for loans in default and non-performing loans. Also, confirm that you will include this disclosure in future filings.

3.   Please explain what you mean by "permanent and interim mortgage loans" and provide similar disclosure in future filings.

4.   Please note that the Securities and Exchange Commission is no longer located at 450 Fifth Street, N.W., Washington, D.C. 20549. Our headquarters are located at 100 F Street, N.E., Washington, D.C. 20549. Please use our current address in future filings.

Item 2: Properties, page 3

5.   We note that you have acquired properties through foreclosure in the past. Please identify for us the properties that you currently own that were acquired through foreclosure. Describe the type of property, the location and your efforts to sell the property. Provide similar disclosure in future filings.

Part II, page 3

Item 5: Market for Registrant's Common Equity . . . , page 3

6.   We note that your cash dividends paid exceeded net cash flows from operating
        activities for the fiscal year ended March 30, 2008. Please tell us the sources of
        cash used to make distribution payments and the amount from each source,
        including cash from operations. Provide similar disclosure in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 4

7.   We note your discussion of non-performing loans at the top of page 8. Please tell
        us your experience in the last fiscal year and the most recent fiscal quarter with
        loans that you consider to be in default. Identify the amount of loans in default
        and the foreclosure actions you have taken on defaulted loans. If material,
        confirm that you will provide similar disclosure in your future filings.

Table 2 – Mortgage Loans, Church Bonds and Interim Loans as of March 31, 2008 and
2007

8.   Please confirm that you will revise future filings to clarify, if true, that the table
        reflects principal amounts outstanding. For ease of reference, please include in
        future filings a line item in the table for non-performing loans. Also, revise to
        disclose how you define "non-performing."

Table 6 – Month End Total Liabilities…, page 9

9.   Please revise this table or provide a separate table to provide a schedule of
        maturity dates and the principal amounts maturing for each of your outstanding
        loans.

Liquidity and Capital Resources, page 12

10.   Please tell us the material terms of your credit agreement with Amarillo National
        Bank, including interest rate and payment dates. Also, please tell us the number
        of notes you have outstanding, the aggregate principal amount as of your most
        recent fiscal quarter, the interest rates and maturity dates of those loans. Please
        describe any cross-default provisions among the credit agreement and the notes.
        Confirm that you will provide similar disclosure in your future filings.

Part III, page 32

Item 10: Directors, Executive Officers and Corporate Governance, page 23

11.   In future filings, please provide the business experience of the past five years for
        each director. Refer to Regulation S-K, Item 401(e). Please tell us how you plan
        to comply.

Item 11: Executive Compensation, page 34

(b) Trust Managers' Compensation, page 34

12.   Please provide us with a tabular presentation of the Trust Managers'
        compensation in the format specified by Item 402(r) of Regulation S-K. Confirm
        that you will provide similar disclosure in your future filings.

(d) Compensation Committee Report, page 35

13.   The disclosure refers to the Compensation Discussion and Analysis; however, we
        note that you have not provided any such disclosure in your report as permitted by
        Item 402(l) of Regulation S-K. Please tell us why you have included these
        references to the CD&A in your report.

Part IV

Item 15: Exhibits and Financial Statement Schedules, page 37

14.   Please tell us why you have not included your various Master Note Agreements as
        exhibits to the annual report.

Signatures, page 39

15.   In future filings, please include the signature of your controller or principal
        accounting officer as required by General Instruction D of Form 10-K, or confirm
        to us that Mr. Fowler also serves as the controller.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 4 – Mortgage Loans, Church Bonds, and Interim Construction Loans, page 4

16.   We note your nonperforming loans and bonds have increased since March 31, 2008 while your allowance for credit losses have actually decreased over this same period.   Please clarify the impact that these additional nonperforming loans has had in your current assessment of your allowance for credit losses and explain the contributing factors that has led to a decrease in your allowance for credit losses despite the increasing balance of loans and bonds that are no longer performing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

17.   Please tell us and consider discussing in future filings what factors contributed to the decrease in your loan portfolio, especially as it relates to your interim loans. In addition, there does not appear to be a discussion of the current economic environment and how it impacts churches, your ability to originate loans or obtain financing.

Certifications

18.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 - 3391 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief